September 4, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti and Susan Block

Re:	Central Bancompany, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 17, 2025

CIK No. 0002065601

Dear Mr. Arzonetti and Ms. Block:

On behalf of Central Bancompany, Inc. (the “Company”), we are writing to submit the Company’s responses to the comment letter, dated August 1, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, which was originally submitted to the Commission on July 17, 2025 (the “Form S-1”).

We are concurrently confidentially submitting in electronic form for nonpublic review Amendment No. 2 to the Form S-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of review, we have set forth below the comment of the Staff’s letter in italics and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors

Our business may be adversely affected by unfavorable economic conditions, page 34

1.	We note your response to prior comment 3 stating that a significant portion of your real estate loan portfolio is concentrated in Missouri. Please revise your disclosure to include a discussion of the real estate market in Missouri, including any known risks or trends that could materially impact the performance of your loan portfolio.

Response:

The Company respectfully advises the Staff that it believes current regional real estate market conditions and trends in Missouri are generally comparable to, or more favorable than, national economic trends. Accordingly, although the geographic concentration of the Company’s real estate loan portfolio in Missouri expose it to the risk that local real estate market conditions could be different from, or worse than, the real estate market conditions in the United States as a whole, the Company does not believe that current regional real estate market conditions and trends pose additional risks compared to other markets that could materially impact the performance of its loan portfolio at this time.

Please contact me at (212) 558-4175 if you have any questions or require any additional information in connection with this letter or Amendment No. 2.

Sincerely,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

cc:	John Ross

James K. Ciroli

Jeremy W. Colbert

(Central Bancompany, Inc.)

Jared M. Fishman

(Sullivan & Cromwell LLP)

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